EXHIBIT NO. 11(a)

ARMSTRONG HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION FOR BASIC EARNINGS (LOSS) PER SHARE

FOR THE YEARS ENDED DECEMBER 31

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	2003	2002	2001
Basic earnings (loss) per share
Net earnings (loss)	$(39.3)	$(2,142.8)	$92.8
Average number of common shares outstanding	40.5	40.5	40.5
Basic earnings (loss) per share	$(0.97)	$(52.91)	$2.29

EXHIBIT NO. 11(b)

COMPUTATION FOR DILUTED EARNINGS (LOSS) PER SHARE

FOR THE YEARS ENDED DECEMBER 31

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	2003	2002	2001
Diluted earnings (loss) per share
Net earnings (loss)	$(39.3)	$(2,142.8)	$92.8
Average number of common shares outstanding	40.5	40.5	40.5
Average number of common shares issuable under stock options or restricted stock grants	0.2	0.2	0.3

Average number of common and common stock equivalents outstanding	40.7	40.7	40.8
Diluted earnings (loss) per share	$(0.97)	$(52.91)	$2.27